Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
LightInTheBox Holding Co., Ltd.:

We consent to the incorporation by reference in the registration statements No. 333-201100 and No. 333-191788 on Form S-8, and No. 333-212007 on Form F-3 of LightInTheBox Holding Co., Ltd. of our report dated April 29, 2019, with respect to the consolidated balance sheets of LightInTheBox Holding Co., Ltd. as of December 31, 2018, and the related consolidated statements of operations, comprehensive loss, changes in equity / (deficit), and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 20-F of LightInTheBox Holding Co., Ltd.

Our report refers to a change in the method of accounting for revenue recognition.

/s/ KPMG Huazhen LLP

Beijing, China
April 29, 2019